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June 8, 1998

VIA FEDERAL EXPRESS AND EDGAR


Sarah L. Cunningham
U.S. Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street N.W.
Washington, DC 20549

RE:   REGISTRATION STATEMENT ON FORM 8-A
      TROY GROUP, INC.

Dear Ms. Cunningham:

As we discussed on Friday, June 6, 1998, on behalf of Troy Group, Inc. (the "Company"), we respectfully request the withdrawal of the Company's Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on June 4, 1998.

If you have any questions regarding this request, please call me at
(612) 607-7402.

Sincerely,

/s/ Kristine L. Gabel

Kristine L. Gabel